UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2008.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from _________ to _________.
Commission file number: 001-01185
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
General Mills 401(k) Savings Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX
EX-23
GENERAL MILLS 401(k) SAVINGS PLAN
Financial Statements and Supplementary Schedule
December 31, 2008 and 2007
(With Independent Auditors’ Report Thereon)

Report of Independent Registered Public Accounting Firm
The Benefit Finance Committee of General Mills, Inc.
General Mills 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the General Mills 401(k) Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the General Mills 401(k) Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Minneapolis, Minnesota
June 30, 2009

GENERAL MILLS 401(k) SAVINGS PLAN
Statement of Net Assets Available for Benefits
December 31, 2008 and 2007

	December 31, 2008	December 31, 2007

Assets:
Investments, at fair value:
Plan’s interest in Master Trust	$1,714,299,907	$2,231,453,111
Directed brokerage fund	49,430,676	66,656,401
Participant loans	33,413,013	30,860,655

Total investments	1,797,143,596	2,328,970,167

Receivables:
Employer contributions	1,909,950	1,711,758
Interest and dividends	11,052	152,836
Miscellaneous	161,421	22,596

Total assets	1,799,226,019	2,330,857,357

Liabilities:
Accounts payable	3,077,234	1,978,615
Accounts payable for investments purchased	—	631,762

Total liabilities	3,077,234	2,610,377

Net assets reflecting all investments at fair value	1,796,148,785	2,328,246,980
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	106,656,308	9,082,709

Net assets available for benefits	$1,902,805,093	$2,337,329,689

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2008

Net assets available for benefits at beginning of year	$2,337,329,689

Net investment income (loss):
Plan’s interest in loss from Master Trust	(430,868,351)
Net realized loss on directed brokerage fund	(30,571,416)
Net unrealized gain on directed brokerage fund	4,650,501
Participant loan interest	2,431,185

Total net investment loss	(454,358,081)

Contributions:
Employees	93,316,842
Employee rollovers	3,139,772
Employer	53,639,887

Total contributions	150,096,501

Distributions from net assets:
Administrative expenses	(3,735,232)
Distributions to participants/beneficiaries	(126,527,784)

Total distributions	(130,263,016)

Net assets available for benefits at end of year	$1,902,805,093

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(1)	Description of the Plan

The following brief description of the General Mills 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and the plan document for more complete information.

The Plan is sponsored by General Mills, Inc. (the Company or General Mills) and administered by the Vice President, Compensation and Benefits. The Plan is a defined contribution employee pension benefit plan designed to offer employees of General Mills the opportunity to participate in a savings and investment program and to provide a source of additional income for retirement. The Plan allows for the withdrawal of certain vested funds during a participant’s active career, subject to significant restrictions.

The Plan was amended and restated effective January 1, 2007. Under the Plan, nonhighly compensated employees of General Mills may elect to contribute up to 30% of his or her compensation and highly compensated individuals may elect to contribute up to 15% of his or her compensation (as defined by the Plan) on a before-tax basis. Certain classifications of employees are also permitted to make contributions on an after-tax basis. The total of before-tax and after-tax contributions in no event can be more than 30% of compensation for nonhighly compensated employees and 15% of compensation for highly compensated employees. Additionally, the Plan was amended on September 1, 2002 to allow eligible participants to make catch-up contributions. Company matching contributions are made by allocations of shares of General Mills common stock, which are credited to each employee’s account in the employee stock ownership plan (ESOP Fund). The percentage of compensation contributed to the Plan by employees, which is eligible for company matching and the level of company matching contributions varies among employee classifications.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared under the accrual-basis method of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Adoption of New Accounting Standard

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). In accordance with FAS 157, fair value is defined as the price that the Plan would receive to sell an asset or pay to transfer a liability in orderly transaction between market participants at the measurement date.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for participants and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(d)	Risks and Uncertainties

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(e)	Concentration of Market Risk

At December 31, 2008 and 2007, approximately 26% and 17%, respectively, of the Plan’s net assets were invested in the common stock of General Mills. The underlying value of General Mills stock is entirely dependent upon the performance of General Mills and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of General Mills common stock in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(f)	Investments

The investments of the Plan in the GMI Investment Trust (the Master Trust) are valued at fair value. The statement of net assets available for benefits is valued at fair value of the Plan’s investments and includes the adjustment from fair value to contract value for the fully benefit-responsive investment contracts in the Master Trust. The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts in the Master Trust.

Security transactions are recognized on the trade date. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The cost of investment securities sold is determined on the weighted average basis.

Securities within the directed brokerage fund are valued based on quoted market prices in active markets.

Participant loans are valued at amortized cost, which approximates fair value using a discounted cash flow model.

(g)	Reclassifications

Certain prior year amounts have been reclassified to conform to the 2008 presentation. These reclassifications include the grouping of interest-bearing cash and short-term investments, investments of common stock, investments of unallocated insurance contracts and investments of registered investment companies within the Master Trust.

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(3)	Participant Loans

Participants who have a vested account balance of at least $2,000 in the Plan may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance during the last 12 months; or half of the vested balance at the time the loan is requested. Participants may have only two outstanding loans at any time and only one of these can be a primary residence loan. Certain employees who had more than two loans outstanding from the Pillsbury 401(k) Savings Plan at the time of acquisition, are allowed to maintain these loans until they are paid off. Loan terms range up to 54 months for a general purpose loan and up to 120 months for a primary residence loan. Interest is paid at a constant rate equal to one percent over the prime rate as of the last business day of the prior month that the loan originated. Loan repayments are made directly through payroll deductions and then applied to interest and principal according to the payment schedule. In addition, a one-time loan origination fee of $75 is deducted from the account for each loan.

(4)	Forfeitures and Vesting

Participants who terminate their employment with the Company forfeit the nonvested portion of the Company’s contributions to their accounts. However, if terminated participants are reemployed by the Company within 60 months of termination, such forfeited nonvested portion of the Company’s contributions is restored to their plan accounts if the participants repay the amount previously withdrawn from their Company contribution accounts, if any, within 60 months from the date of reemployment. Forfeitures to the Plan can be used to offset future Company contributions, reinstate previously forfeited amounts to reemployed participants, and cover administrative expenses. For the year ending December 31, 2008, $593,726 was forfeited by participants and used to pay plan fees related to that year or offset Company contributions.

The Company’s contributions vest in accordance with the following schedule:

Vested
Employee’s eligibility service	percentage

1 year but less than 2 years	20%
2 years but less than 3 years	40
3 years but less than 4 years	60
4 years but less than 5 years	80
5 years or more	100
If a participant retires, dies while an active employee, becomes totally and permanently disabled, or if a participant’s employment with the Company is involuntarily terminated due to any reason other than illegal activities, gross misconduct, or violation of the Company’s Code of Conduct, or if the Plan is terminated by the Company, the participant will become 100% vested regardless of the length of company service.

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(5)	Investments

Participants, at their discretion, may direct their contributions to any of the 16 investment options listed below.
U.S. equity funds:
Diversified U.S. Equity
Aggressive Equity
Growth Equity
Value Equity
Small and Mid Cap Equity
S&P 500 Enhanced Index
Company Stock
International equity funds:
Diversified International
International Developed Markets
International Emerging Markets
Fixed income funds:
Fixed Income
U.S. Treasury
Balanced funds:
Moderate Balanced
Aggressive Balanced
Conservative Balanced
Self-directed brokerage:
Schwab PCRA
The Company’s contributions to the Plan are invested in the ESOP Fund.

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets:

	December 31
	2008	2007

General Mills, Inc. common stock	$493,832,088	$398,868,729
The fair values of the nonparticipant-directed portion of the ESOP Fund were $0 and $43,274 as of December 31, 2008 and 2007, respectively. Participants are able to transfer amounts in their ESOP accounts to any of the Plan’s other investment funds. Therefore, only the unallocated General Mills common shares are considered to be nonparticipant-directed. The ESOP loan was repaid in full during June 2007, and the final unallocated shares were allocated during 2008.

FAS 157 establishes and requires disclosure of a fair value hierarchy, separately for each major category of assets and liabilities, that segregates fair value measurements into levels (Levels 1, 2, and 3). Categorization of fair value measurements is determined by the nature of the inputs as follows: inputs using quoted prices in active markets for identical assets or liabilities (“Level 1”), significant other observable inputs (“Level 2”), and significant unobservable inputs (“Level 3”). Valuation levels are not necessarily an indication of the risk associated with investing in those securities.

The following table summarizes the Plan’s investments that were accounted for at fair value within the fair value hierarchy of FAS 157, as of December 31, 2008:

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007

Description	Total	Level 1	Level 2	Level 3

Plan’s interest in Master Trust, at fair value	$1,714,299,907	493,832,088	—	1,220,467,819
Directed brokerage fund, at fair value	49,430,676	48,501,117	929,559	—
Participant loans, at fair value	33,413,013	—	—	33,413,013
The following table is a roll forward of the Level 3 investments during the year ended December 31, 2008:

	Plan’s interest in
Level 3 Assets	Master Trust	Participant loans

Beginning balance at January 1, 2008	$1,827,085,090	$30,860,655
Total gains or losses (realized/unrealized)	(564,829,126)	—
Purchases, sales, issuances, and settlements (net)	(41,788,145)	2,552,358

Ending balance at December 31, 2008	$1,220,467,819	$33,413,013

Net unrealized gains (losses) included in net income
for the period relating to assets and liabilities
held at December 31, 2008	$(625,223,147)	$—
(6)	Master Trust
The pension and savings plans of the Company are invested in the Master Trust. Mellon Trust is the trustee and custodian of the Master Trust. Investment managers each manage a portion of the Master Trust and make investment decisions for the assets of such fund for which they are responsible within specific guidelines established by the General Mills Benefit Finance Committee.

Transactions and assets of the Master Trust are accounted for utilizing the following accounting policies:
•	Investments are valued as follows:
-	Fixed-income securities and common and preferred stocks traded on national exchanges are valued by the trustee at closing prices on the valuation date.

-	Unlisted investments are valued at prices quoted by various national markets and publications and/or independent financial analysts.

-	Short-term investments are stated at cost, which approximates fair value.

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
-	Common/collective trusts are valued at unit values provided by the investment managers which are based on the fair value of the underlying investments.

-	Investments in registered investment companies are valued based on the net asset value provided by the investment manager.

-	Guaranteed investment contracts are valued at the fair value of the underlying assets. The underlying assets are reflected in the tables below according to the classifications of the underlying assets.

-	Positions in the stock index and bond futures contracts are marked-to-market daily and reflect gains and losses on a daily basis.

-	Option contracts are valued daily and unrealized appreciation or depreciation is recorded.
•	Dividends, interest income, and administrative expenses are recorded on the accrual basis.

•	The cost of investment securities sold is determined on the weighted average basis.

•	Purchases and sales of securities are recorded on a trade-date basis.

•	Deposits to and withdrawals from each fund by participating plans are made at fair value determined as of the end of the business day of the transaction.
The following table summarizes the Master Trust’s investments that were accounted for at fair value within the fair value hierarchy of FAS 157, as of December 31, 2008:

Description	Total	Level 1	Level 2	Level 3
Investment Trust Assets
U.S. government securities	$37,083,066	36,838,363	244,703	—
Corporate debt	251,456,643	—	244,635,704	6,820,939
Common & preferred stock	952,300,553	951,222,654	703,144	374,755
General Mills, Inc common stock	493,832,088	493,832,088	—	—
Common/collective trust	939,257,752	—	—	939,257,752
Registered investment companies	208,224,315	30,247,932	—	177,976,383
Limited partnership	545,255	545,255	—	—
Other investments	71,442,408	—	—	71,442,408
Written options	(1,760,591)	(1,760,591)	—	—

Total Investment Trust Assets	$2,952,381,489	1,510,925,701	245,583,551	1,195,872,237

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
The following table is a roll forward of the Level 3 investments during the year ended December 31, 2008:

		Total gains or	Purchases, sales
	January 1,	losses (realized/	issuances, and	December 31,
Description	2008	unrealized)	settlements (net)	2008

Corporate debt	$9,813,208	(3,040,060)	47,791	6,820,939
Common & preferred stock	527,856	(359,978)	206,877	374,755
Common/collective trust	930,367,607	(338,554,825)	347,444,970	939,257,752
Registered investment companies	176,168,304	326,234	1,481,845	177,976,383
Limited partnership	41,612,530	(20,610,911)	(21,001,619)	—
Other investments	166,752,202	(95,309,794)	—	71,442,408

Total	$1,325,241,707	(457,549,334)	328,179,864	1,195,872,237

Net change in unrealized gains (losses) included in net income for the period relating to assets and liabilities held at December 31, 2008	$(448,068,418)
Net assets, net investment income (loss), and gains and losses of the Master Trust are allocated to the pension and savings plans based on each plans’ interest in the investment funds of the Master Trust. The Plan’s interest in all of the investment funds of the Master Trust was 54% at December 31, 2008 and 48% at December 31, 2007.
The following table summarizes the net assets of the Master Trust as of December 31, 2008 and 2007 and the net investment income of the Master Trust for the year ending December 31, 2008:

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007

	December 31
	2008	2007
Cash and cash equivalents (a)	$211,759,068	$648,118,135
U.S. government securities (b)	38,370,183	67,887,178
Corporate debt	251,456,643	359,983,893
Common & preferred stock	952,300,553	1,925,319,376
General Mills, Inc common stock	493,832,088	398,868,729
Common/collective trust	939,257,752	632,615,906
Registered investment companies	208,224,315	432,718,662
Limited partnership	545,255	211,894,888
Other investments	71,442,408	300,983,910
Written options	(1,760,591)	(1,644,121)
Foreign currency contracts	—	(2,545,722)
Short sales	—	(338,336,073)

Fair value at end of year	3,165,427,674	4,635,864,761
Interest and dividends receivable	3,706,183	5,491,840
Net liability for unsettled investment activity	(29,056,522)	(43,292,253)
Other payables, net	(6,106,755)	(9,932,797)
Payable upon return of securities loaned	(109,211,317)	(196,583,188)

Net assets	$3,024,759,263	$4,391,548,363

December 31,
2008
Investment income (loss):
Net appreciation (depreciation) in:
Cash & cash equivalents	$4,219
Securities lending loss	(3,189,240)
U.S. government securities	(429,573)
Corporate debt	(89,053,984)
Common & preferred stock	(1,014,539,239)
General Mills, Inc common stock	24,683,200
Common/collective trust	(321,479,560)
Registered investment companies	(29,773,521)
Limited partnership	(1,191,637)
Other investments	(214,063,384)
Written options	2,256,557
Foreign currency contracts	(7,458,809)
Short sales	65,467,340

Changes in unrealized apprecation (depreciation)	(1,588,767,631)
Interest	60,102,923
Dividends and securities lending	38,340,875

Net investment loss	$(1,490,323,833)

(a)	Includes cash collateral received of $107,924,200 and $189,337,980 for securities on loan at December 31, 2008 and 2007, respectively.

(b)	Includes securities received as collateral of $1,287,117 and $7,245,208 for securities on loan at December 31, 2008 and 2007, respectively.

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(a)	Securities Lending

The Master Trust may loan securities in return for securities or cash collateral, which is invested in various corporate bonds, short-term fixed income securities and repurchase agreements. The Master Trust may receive compensation for lending securities in the form of fees or by retaining a portion of interest on the investment securities or cash received as collateral. The Master Trust also continues to receive interest or dividends on the securities loaned. Security loans are secured at all times by collateral, although the loans may not be fully supported at all times if, for example, the instruments in which cash collateral is invested decline in value or the borrower fails to provide additional collateral when required in a timely manner or at all. Collateral received from the borrower must be maintained at a minimum of 102% of the market value of the loaned securities throughout the life of the loan. Gains or losses in the market price of the securities loaned that may occur during the term of the loan are reflected in the value of the Master Trust. The risks from securities lending are that the borrower may not provide additional collateral when required or return the securities when due and that the proceeds from the sale of investments made with cash collateral received will be less than required to be returned to the borrowers.

Securities on loan to brokers from the Master Trust were valued at $104,996,334 and $188,427,798 at December 31, 2008 and 2007, respectively. For collateral, the Master Trust had received $107,924,200 and $189,337,980 in cash and $1,287,117 and $7,245,208 in securities at December 31, 2008 and 2007, respectively. These are maintained in separately managed accounts. Fee income from securities lending amounted to $1,328,535 for the year ended December 31, 2008. Due to market value fluctuations, the value of the investments purchased with cash collateral received is less than the amount due to brokers upon return of securities on loan. The difference in value was recorded as an unrealized loss and is shown in the Plan’s statement of net assets available for benefits as a reduction of the Plan’s interest in the Master Trust. This difference in value is included in the statement of changes in net assets available for benefits as part of the Plan’s interest in loss from the Master Trust.

(b)	Futures Transactions and Foreign Exchange Contracts

In order to gain exposure to or attempt to protect itself from changes in the market, the Master Trust may buy and sell stock index futures contracts. Risks of entering into futures contracts, in general, include the possibility there may be an illiquid market and that a change in the value of the contract may not correlate with changes in the value of the underlying securities. Upon entering into a futures contract, the Master Trust is required to deposit as collateral either cash or securities in an amount (initial margin) equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Master Trust each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as gains and losses.

Certain assets managed by Mellon Transition have a variation margin payable at December 31, 2008 and 2007 totaling $0 and $(74,700), respectively. Investments managed by Mellon Transition, which are held by brokers as collateral on contracts, totaled $0 and $648,000 at December 31, 2008 and 2007, respectively. The assets are adjusted to fair value and gains and losses are recorded on a daily basis.

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Certain assets managed by Numeric Investors have a variation margin receivable (payable) at December 31, 2008 and 2007 totaling $0 and $124,661, respectively. Investments managed by Numeric Investors that are held by brokers as collateral on contracts totaled $0 and $17,351,000 at December 31, 2008 and 2007, respectively. The assets are adjusted to fair value and gains and losses are recorded on a daily basis.

Certain assets managed by Western Asset Management Company have a variation margin payable at December 31, 2008 and 2007 totaling $0 and $(935,319), respectively. Investments managed by Western Asset Management Company that are held by brokers as collateral on contracts totaled $0 and $9,400,000 at December 31, 2008 and 2007, respectively. The assets are adjusted to fair value and gains and losses are recorded on a daily basis.

The Pooled International Developed Markets Fund contains foreign exchange contracts. The net valuation, in U.S. dollars, of the contracts totaled $(1,577,021) and $(258,062) at December 31, 2008 and 2007, respectively. The position of the contracts is valued, and gains and losses are recorded, on a daily basis.

(c)	Options Transactions

In order to produce incremental earnings, attempt to protect gains, and facilitate buying and selling of securities for investment purposes, the Master Trust may buy and sell put and call options, write covered call options on portfolio securities, and write cash-secured puts. The risk in writing a call option is that the fund gives up the opportunity for profit if the market price of the security increases. In writing a put option, the fund may incur a loss if the market price of the security decreases and the option is exercised. In buying an option, the fund pays a premium whether or not the option is exercised. The Master Trust also has the additional risk of not being able to enter into a closing transaction if a liquid secondary market does not exist. The Master Trust also may write over-the-counter options where the completion of the obligations is dependent upon the credit standing of the other party.

Boston Partners had 4,289 and 4,627 written options contracts outstanding with a market value of $(1,760,591) and $(1,644,121) and premiums received of $2,851,338 and $2,324,305 on December 31, 2008 and 2007, respectively.

(d)	Investment Contracts with Insurance Companies

The Master Trust contains investment contracts with AIG, Bank of America, and Monumental Life. These insurance companies maintain the contributions in separate pooled accounts. The accounts are credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by the insurance companies. The fair value of the investment contracts at December 31, 2008 and 2007 was $561,250,472 and $606,954,639, respectively. The contracts are adjusted to contract value in the financial statements (which represents contributions made under the contract, plus earnings, less withdrawals, and administrative expenses), because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on an agreed-upon formula with the issuer and is reset quarterly. The crediting interest rate at December 31, 2008 and

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
2007 was 4.94% and 5.85%, respectively. The average yield at December 31, 2008 and 2007 was 7.86% and 6.43%, respectively.
(7)	Company Stock Fund

The Company Stock Fund consists of common stock of General Mills and cash for dividends and fractional shares. At December 31, 2008 and 2007, the market value of the shares held was $155,278,085 and $102,737,761, respectively, and the number of shares held was 2,556,018 and 1,802,417, respectively. At December 31, 2008 and 2007, the value of the cash held was $21,296 and $2,004,318, respectively. Participants should refer to the consolidated financial statements of General Mills and subsidiaries included in the Company’s Annual Report to Stockholders, which is distributed to all participants in the Plan.

(8)	ESOP Fund

The ESOP Fund consists of common stock of General Mills and cash for dividends and fractional shares. Cash dividends on common stock of General Mills are reinvested in the ESOP Fund unless elected by the participant to receive a cash distribution. All amounts credited to participants’ ESOP accounts will be invested in the ESOP Fund. Participants may then elect to transfer balances from the ESOP Fund to any of the Plan’s other investment funds, except the Company Stock Fund (note 5). However, no amounts may be transferred from any of the other investment funds into the ESOP Fund. At December 31, 2008 and 2007, the market value of the shares held was $338,554,003 and $296,130,968, respectively, and the number of the shares held was 5,572,905 and 5,195,280, respectively.

(9)	Tax Status

The Plan obtained its latest determination letter on March 28, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the administrator and the Plan’s tax counsel believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(10)	Parties in Interest

Mellon Trust is a party in interest under the Pension Reform Act with respect to the Plan. Investments held by Mellon Trust are exempt from being considered as prohibited transactions under the Employee Retirement Income Security Act of 1974 (ERISA) Section 408(b).

Hewitt Associates is a party in interest with respect to the Plan and is the Record-keeper of the Plan, and Charles Schwab acts as the Broker for the self-directed brokerage account (Schwab Personal Choice Retirement Account). In the opinion of the Plan’s management, transactions between the Plan and the Record-keeper are exempt from being considered as prohibited transactions under ERISA Section 408(b).

The Company is a party in interest with respect to the Plan. The Company is the administrator of the Plan and the ESOP Fund. The Plan invests in common stock of the Company. In addition, the Plan reimburses the Company for services provided, such as wages and travel expenses, associated with the Plan. The cost of services provided for the years ended December 31, 2008 and 2007 was $463,137 and $213,141,

GENERAL MILLS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
respectively. The Company believes these activities are exempt when considering prohibited transactions under ERISA Section 408(b).
(11)	Reconciliation of Financial Statements to Form 5500

	December 31
	2008	2007
Net assets available for benefits as presented in these financial statements	$1,902,805,093	2,337,329,689
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(106,656,308)	(9,082,709)

Net assets available for benefits per the Form 5500	$1,796,148,785	2,328,246,980

December 31,
2008
Net increase (decrease) in net assets available for benefits per the financial statements	$(434,524,596)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(97,573,599)

Net increase (decrease) in net assets available for benefits per the Form 5500	$(532,098,195)

Schedule 1
GENERAL MILLS SAVINGS 401(k) PLAN
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2008

	Description of investment including
Identity of issuer, borrower, lessor,	maturity date, rate of interest,		Current
or similar party	collateral, par, or maturity value	Cost	value

Plan’s interest in Master Trust	Investments in three pooled funds that consist of master		$1,714,299,907
	trust investment acounts and investments in common stock of the Company.

Directed brokerage fund*	Directed brokerage fund with investments directed by		49,430,676
	participants in the Plan

Participant loan fund**	Participant loan fund (5,095 loans outstanding with interest rates ranging from 4.25% to 10.5%)	$—	33,413,013

Total investments			$1,797,143,596

*	Participant Directed

**	Party-in-interest.
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the General Mills 401(k) Savings Plan has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

GENERAL MILLS 401(k) SAVINGS PLAN
By	/s/ Jeanne Denz
Jeanne Denz, Secretary
Plan Committee of the General Mills 401(k) Savings Plan

Date: June 30, 2009.
EXHIBIT INDEX

Exhibit
Number	Description
23	Consent of KPMG LLP.